[redacted]

08030199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

SEC FILE NUMBER
52781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gramercy Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Dayton Avenue
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Financial Services LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gramercy Financial Services LLC

Statement of Financial Condition
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Gramercy Financial Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Gramercy Financial Services LLC (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

Gramercy Financial Services LLC
Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	163,973
Receivable from clearing broker		2,895,198
Receivable from affiliates		59,975
Securities owned, at market value		90,941
Investment in affiliate		152,378
Other assets		740
Total assets	$	3,363,205
Liabilities and Member's Capital		
Securities sold, but not yet purchased, at market value	$	573,835
Accounts payable and accrued expenses		82,242
Member's capital		2,707,128
Total liabilities and member's capital	$	3,363,205

The accompanying notes are an integral part of this statement of financial condition.

1. Operations

Gramercy Financial Services LLC (the "Company") is a limited liability company under the laws of the state of Delaware (United States of America). Gramercy Financial Group LLC (the "Member") holds 100% of the membership interests of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker primarily for U.S. institutional customers dealing in emerging markets bonds and other fixed income instruments. During 2007, the Company acted primarily as a broker for affiliated entities dealing in fixed income instruments, as agent for affiliated entities entering into repurchase and reverse repurchase agreements and facilitated cash movements with external counterparties on behalf of affiliated entities. Additionally, the Company conducts a proprietary trading business in many of the same products in which its affiliated entities engage.

2. Significant Accounting Policies

Basis of Presentation

The Company's records are maintained in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions

Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities reflected in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in trading profit in the statement of income. Securities owned principally consist of common stock in the amount of $90,900. Securities sold, but not yet purchased, consist of corporate bonds in the amount of $573,835.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Related Party Transactions

Receivable from Affiliates

From time to time the Company advances funds to affiliates. At December 31, 2007, advances to affiliates totaled $59,975. Such advances are non-interest bearing and generally short-term in nature, however do not have set maturity dates.

Securities Purchased under Agreements to Resell

Securities purchased under agreements to resell represent short-term collateralized financing transactions with affiliates and are carried in the statement of financial condition at their contractual amounts. It is the Company's policy to directly, or through a custodial agent, take possession of the securities purchased under agreements to resell.

In addition to the securities purchased under agreements to resell noted in the preceding paragraph in which the Company is a counterparty, the Company acts as agent in repurchase and reverse repurchase transactions with affiliated entities. No compensation is received by the Company for these services.

At December 31, 2007 there were no such positions.

Securities transactions
During the year ended December 31, 2007 the Company acted as agent on securities transactions for various affiliated entities. The Company receives no compensation for such transactions.

Service Agreement
The Company has a service agreement with an affiliated entity under which the Company receives services including information, assistance and facilities. For the year ended December 31, 2007, fees for these services totaled $60,000.

Investment In Affiliate
At December 31, 2007, the Company held an approximate 0.27% membership interest in GARF Germany LLC, an affiliated entity.

Overall Effect of Related Party Transactions
The results of operations would have differed had the Company been a stand-alone entity.

4. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. All financial assets and liabilities are stated at amounts which approximate fair value.

5. Off-Balance-Sheet Capital Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company as well as proprietary security transactions are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liability with regard to the right. During 2007, the Company did not pay any amounts related to these guarantees.

In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

The Company has a significant amount of cash and securities held at its clearing broker.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of approximately $2,202,000, which was approximately $2,102,000 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness of net capital was .04 to 1.